SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM  12b-25

                          NOTIFICATION OF LATE FILING
                                 (Check One):
[ ] Form 10-K  [ ] Form 20-F  [ ] Form 10-Q  [X] Form 10-QSB  [ ] Form N-SAR
     For the Period Ended: June 30, 1997
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: ___________
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Read Attached Instruction Sheet Before Preparing Form. Please Print orType.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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Part I--Registrant Information
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  Full Name of Registrant: SAFETECH INDUSTRIES, INC.
  Former Name if Applicable: BERNSTEIN/LEIBSTONE ASSOCIATES, INC.

  Commission file number:  0-17774

  2001A Australian Avenue, Riviera Beach, Florida         33404
  (Address of principal executive offices)             (Zip Code)
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Part II--Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check box if appropriate) [X]

  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative
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State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-
K, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     Registrant's Form 10-QSB for the quarter ended June 30, 1997 will not be filed by its scheduled due date due to Registrants inability to consummate an audit relationship in sufficient time to permit a timely filing of the Form 10-KSB. The audit relationship has been consummated and the audit is in process. Form 10-QSB will be filed within five days of filing the Form 10-KSB, which registrant anticipates filing the week of August 18, 1997.

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Part IV--Other Information
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  (1) Name and telephone number of person to contact in regard to this notification:

     Darrell Peterson, Chief Executive Officer  (561) 844-2442

  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [x] Yes  [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes  [ ] No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     Registrant anticipates reporting a net loss of between $250,000 and $300,000 for the quarter ended June 30, 1997 as compared to the loss reported for the quarter ended June 30, 1996 of $81,302. The Company's primary products are hurricane protection products and the 1997 hurricane season is off to a slow start resulting in a 41.8% drop in sales compared to the same period in 1996. This reduced sales level caused the increase in the net loss for the quarter.

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                           Safetech Industries, Inc.
                 (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 1997         By: /s/ Darrell  Peterson
                                Darrell Peterson, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representatives authority to sign on behalf of the registrant shall be filed with the form.
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                                     ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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